EXHIBIT 21

SUBSIDIARIES OF iDNA, INC.

	State of	Percent by
Corporate Name	Organization	iDNA, Inc.

ARAC, Inc. (1)	Delaware	100%
Audience Response Systems, Inc.	New York	100%
Campus Group Companies, Inc.	New York	100%
iDNA Cinemas Holdings, Inc.	Delaware	100%
iDNA Healthcare Communications, Inc.	Delaware	100%
Illumine Entertainment, Inc.	Delaware	100%
NAC, Inc. (2)	Delaware	100%
National Cinemas, Inc.	Delaware	100%
OMI Business Communications, Inc.	Delaware	100%
Option Technologies Interactive, LLC	Florida	100%
ZoomLot Corporation	Delaware	100%

(1)	Formerly operated under the name of Agency Rent-A-Car and its divisions, Altra Auto Rental, Automate Auto Rental and National Motors.

(2)	NAC, Inc. is a wholly-owned subsidiary of ARAC, Inc.

All of the subsidiaries listed above are included in the consolidated financial statements of iDNA. iDNA also has various subsidiaries which, when considered in the aggregate, do not constitute a significant subsidiary as of the end of Fiscal 2008.